Exhibit 99.1

Yintech Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

SHANGHAI, June 22, 2020 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual investors in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated June 22, 2020, from Mr. Wenbin Chen, co-founder, Chairman of the Board and Chief Executive Officer of Yintech, Mr. Ming Yan, co-founder and director of Yintech, and Ms. Ningfeng Chen, co-founder and director of Yintech (collectively, the “Buyer Group”), to acquire all of the outstanding ordinary shares of the Company that are not already held by the Buyer Group for a purchase price of US$6.80 per American Depositary Share, or US$0.34 per ordinary share, in cash (the “Proposed Transaction”). The Proposed Transaction, if completed, would result in the Company becoming a privately-held company owned by the Buyer Group, and the Company’s ordinary share would be delisted from the NASDAQ Capital Market. A copy of the Proposal Letter is attached hereto as Exhibit A.

The Company has formed a special committee of the Board, composed of Ms. Jue Yao, Mr. Yonghong Fan and Mr. Feng Li, each an independent and disinterest director, to consider the Proposal and the Proposed Transaction. The Company cautions that the Board has just received the Proposal Letter and has not made any decisions with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that the Buyer Group will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and the Buyer Group, or that the Proposed Transaction or any other similar transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual investors in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2019. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

For investor and media inquiries, please contact:

Yvonne Young

Phone: +86 21 2028 9009 ext 8270

E-mail: ir@yintech.cn

Exhibit A

June 22, 2020

Board of Directors (the “Board”)

Yintech Investment Holdings Limited (“Yintech” or the “Company”)

3rd Floor, Lujiazui Investment Tower

No.360 Pudian Road

Pudong District, Shanghai, 200125

People’s Republic of China

Dear Members of the Board of Directors:

Mr. Wenbin Chen, co-founder, Chairman of the Board and Chief Executive Officer of Yintech, Mr. Ming Yan, co-founder and director of Yintech, and Ms. Ningfeng Chen, co-founder and director of Yintech (collectively, the “Buyer Group”, “we” or “us”) are pleased to submit this preliminary non-binding proposal (“Proposal”) to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”) that are not already held by the Buyer Group (the “Acquisition”) in a going private transaction at a proposed purchase price of US$6.80 per American Depositary Share ( “ADS”, each ADS represents 20 Ordinary Shares), or US$0.34 per Ordinary Share, in cash. We believe that our Proposal provides a very attractive opportunity for the Company’s shareholders to realize substantial and immediate returns. Key terms of our Proposal include:

1.                                      Buyer Group.  We intend to form an acquisition company for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with our acquisition vehicle.

2.                                      Purchase Price.  The consideration payable for each ADS is proposed to be US$6.80, or US$0.34 per Ordinary Share, in cash (in each case other than those ADSs and Ordinary Shares held by the members of the Buyer Group). Our proposed purchase price represents a premium of approximately 29% to the Company’s closing price on June 19, 2020, and a premium of approximately 21% to the average closing price of the Company during the last 30 trading days.

3.                                      Funding.  We intend to finance the Acquisition with a combination of equity and debt capital.  Equity and debt financing would be provided by the Buyer Group in the form of rollover equity in the Company and cash contributions from us and other sponsors. We expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed with the Company.

4.                                      Process; Due Diligence.  We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.                                      Definitive Agreements.  We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) while conducting our due diligence.  This proposal is subject to the execution of the Definitive Agreements.  The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.                                      Confidentiality.  We will, as required by law, timely file a Schedule 13D to disclose this Proposal. We believe it would be in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.                                      Business and Operations of the Company.  We collectively own approximately 68.5% of the Company’s issued and outstanding shares, and remain committed to building and growing the Company after the Acquisition. In considering our Proposal, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already own, and that we do not intend to sell our shares in the Company to any third party.

8.                                      No Binding Commitment.  This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition described above, constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Acquisition, and any of us may terminate discussions at any time for any reason or no reason. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. We look forward to hearing from you.

*     *     *     *

Sincerely,

Wenbin Chen

/s/ Wenbin Chen

Ming Yan

/s/ Ming Yan

Ningfeng Chen

/s/ Ningfeng Chen